UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Information Statement Pursuant to Rules 13d-1 and 13d-2

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Tengion, Inc.

(Name of issuer)

Common Stock, par value $0.001 per share

(Title of class of securities)

n/a

(CUSIP number)

April 9, 2010

(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 5 Pages

13G	Page 2 of 5 Pages

CUSIP No. 03822W406
1.	Name of reporting person Brookside Capital Partners Fund, L.P.
2.	Check the appropriate box if a member of a group* (a) ☐ (b) ☐
3.	SEC use only
4.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	5.	Sole voting power As of April 9, 2010 – 696,914 shares
	6.	Shared voting power 0
	7.	Sole dispositive power As of April 9, 2010 – 696,914 shares
	8.	Shared dispositive power 0
9.	Aggregate amount beneficially owned by each reporting person As of April 9, 2010 – 696,914 shares
10.	Check box if the aggregate amount in Row (9) excludes certain shares ☐
11.	Percent of class represented by amount in Row (9) As of April 9, 2010 – 5.64%
12.	Type of reporting person PN

Page 2 of 5 Pages

Item 1	(a).	Name of Issuer

The name of the issuer to which this filing on Schedule 13G relates is Tengion, Inc.

Item 1	(b).	Address of Issuer’s Principal Executive Offices

The principal executive offices of the Company are located at 2900 Potshop Lane, East Norriton, Pennsylvania 19403.

Item 2	(a).	Name of Person Filing

This Statement is being filed on behalf of Brookside Capital Partners Fund, L.P., a Delaware limited partnership (the “Brookside Fund”). Brookside Capital Investors, L.P., a Delaware limited partnership (“Brookside Investors”) is the sole general partner of the Brookside Fund. Brookside Capital Management, LLC, a Delaware limited liability company (“Brookside Management”), is the sole general partner of Brookside Investors. Mr. Domenic J. Ferrante is the sole managing member of Brookside Management.

Item 2	(b).	Address of Principal Business Office or, if none, Residence

The principal business address of each of the Brookside Fund, Brookside Investors, Brookside Management and Mr. Ferrante is 111 Huntington Avenue, Boston, Massachusetts 02199.

Item 2	(c).	Citizenship

Each of the Brookside Fund, Brookside Investors and Brookside Management is organized under the laws of the State of Delaware. Mr. Ferrante is a citizen of the United States.

Item 2	(d).	Title of Class of Securities

The class of equity securities of the Company to which this filing on Schedule 13G relates is Common Stock (“Common Stock”), $0.01 par value.

Item 2	(e).	CUSIP Number

The CUSIP number of the Company’s Common Stock is not available as of the date of this filing.

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a: Not applicable.

	(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

	(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 73c).

	(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

	(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

	(e)	☐ An investment adviser in accordance with §13d-1(b)(1)(ii)(E).

	(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

	(g)	☐ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

	(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

	(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

	(j)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J).

☒ If this statement is filed pursuant to §240.13d-1(c), check this box.

Page 3 of 5 Pages

Item 4.		Ownership

Item 4	(a).	Amount beneficially owned

As of the close of business on April 9, 2010, the Brookside Fund beneficially owned 696,914 shares of Common Stock. The Brookside Fund acts by and through its general partner, Brookside Investors. Brookside Investors acts by and through its general partner, Brookside Management. Mr. Domenic J. Ferrante is the managing member of Brookside Management and thus is the controlling person of Brookside Management. No person other than the respective owner referred to herein of the Common Stock is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of such Common Stock.

Item 4	(b).	Percent of Class

As of the close of business on April 9, 2010, the Brookside Fund was the beneficial owner of 5.64% of the Common Stock of the Company. The aggregate percentage of Common Stock reported owned by the Brookside Fund is based upon 12,353,535 shares of Common Stock outstanding, which is the total number of shares of Common Stock outstanding as of December 31, 2009, based on representations made in the Company’s Form 424B1 filed on April 12, 2010 with the Securities and Exchange Commission.

Item 4	(c).	Number of shares as to which such person has:

		(i)	sole power to vote or to direct the vote:	696,914 Shares as of April 9, 2010

		(ii)	shared power to vote or to direct the vote:	0

		(iii)	sole power to dispose or to direct the disposition of:	696,914 Shares as of April 9, 2010

		(iv)	shared power to dispose or to direct the disposition of:	0

Item 5.	Ownership of Five Percent or Less of a Class

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certification

By signing below, the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 4 of 5 Pages

Dated: April 21, 2010

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

BROOKSIDE CAPITAL PARTNERS FUND, L.P.

By:	/s/ Domenic J. Ferrante
Name: Domenic J. Ferrante
Title: Managing Director